THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@qwest.net

September 10, 2008

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   Digital Direct Corp.
         Form S-1 Registration Statement
         File No. 333-152569

Dear Mr. Mr. Owings:

     Pursuant to your letter of comments dated August 18, 2008 regarding the above matter, please be advised as follows:

Outside Front Cover Page

     1. Disclose has been provided on the front cover page of the prospectus of the fact that the Company’s auditors have issued a going concern opinion.

Our Business

     2. The domain name www.digitaldirect.com was incorrect. The correct domain name is www.digitaldirectcorp.com. The same has been corrected throughout the document.

Financial Statements

     3. Updated financial statements have been provided together with a new auditor’s consent.

Item 17. Undertakings

    4. The undertakings have been revised as directed in your comment.

Mr. H. Christopher Owings
Assistant Director
Securities and Exchange Commission
RE:    Digital Direct Corp.
          Form S-1 Registration Statement
          File No. 333-152569
September 10 2008

Signature Page

     The signature page has been revised as requested.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:  CONRAD C. LYSIAK
         Conrad C. Lysiak

cc: Digital Direct Corp.